Skadden, Arps, Slate, Meagher & Flom llp
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com August 15, 2014
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Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	BlackRock Science and Technology Trust - N-2 Filing

Ladies and Gentlemen:

On behalf of BlackRock Science and Technology Trust, we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended (the “1940 Act”), and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-2 (the “Registration Statement”).

A fee of $128.80 to cover the registration fee under the Securities Act has been paid.

Pursuant to the terms of exemptive relief obtained by the BlackRock Closed-End Funds (1940 Act Rel. Nos. 28690 (notice) & 28719 (order)) (the “19(b) Relief”), we note that the Trust intends to rely on the 19(b) Relief, which permits it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred stock that it may issue.

Securities and Exchange Commission
August 15, 2014

If you have any questions or require any further information with respect to this Registration Statement, please call me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon